UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

Commission File Number: 333-130901

MACRO BANSUD BANK INC.
(Translation of registrant's name into English)

Sarmiento 447
Buenos Aires C1 1041
Argentina
(Address of principal executive office)
_________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                  Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes  ___           No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes  ___           No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  ___           No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

TABLE OF CONTENTS

Item

1.	English translation of letters from Banco Macro Bansud B.A. (the "Company") dated March 30, 2006, April 3, 2006 and April 6, 2006 informing the Argentine Comisión Nacional de Valores of the exercise of the preemption and accretion rights connected to the recent public offering of the Company's Class B shares.

Item 1.

Buenos Aires, March 30th, 2006

Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re: File N° 1,107/05 “Banco Macro Bansud
S.A.—Public Offering of Shares
(Subscription)".

Dear Sirs,

        The undersigned, as attorney-in-fact for Banco Macro Bansud S.A. (“Banco Macro”), is addressing the Comisión Nacional de Valores (the “CNV”) in connection with the referred file and in order to report the final results of the public offering of Shares to be Placed Among Investors and the partial results of the Preemptive Rights subscription of New Shares by Banco Macro´s shareholders. Terms not defined herein shall have the meaning assigned to them in the Prospectus.

        In that respect, we inform you that:

(i)     As of March 28th, 2006, Banco Macro´s shareholders have subscribed pursuant to the exercise of their Preemptive Rights 8,365,785 New Shares at a Subscription Price of AR$6.26 per share. To date, all such New Shares have been fully subscribed and paid for.

In addition, we inform you that in accordance with the information published in the Prospectus and applicable notices, the term for the exercise of Preemptive and Accretion Rights expire on March 31st, 2006.

(ii)     9,500,000 Class B Shares were placed in a public offering in Argentina by Raymond James Sociedad de Bolsa S.A., as Argentine underwriter, at a Subscription Price of AR$6.26. To date, all such Class B shares have been fully subscribed and paid for.

(iii)     97,182,810 Class B Shares in the form of 9,718,281 American Depositary Shares (“ADS”), each one of them representing of ten Class B Shares, were placed outside Argentina by UBS Investment Bank and Raymond James, as international underwriters, at a price of US$20.35 per ADS (equivalent to the AR$6.26 Subscription Price multiplied by ten and converted into United States dollars at the reference exchange rate published by the Argentine Central Bank on March 23rd, 2006). To date, such shares have been fully subscribed and paid for.

      Sincerely yours,

    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

Buenos Aires, April 3rd, 2006

Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re: File N° 1,107/05 “Banco Macro Bansud
S.A.—Public Offering of Shares
(Subscription)".

Dear Sirs,

        The undersigned, as attorney-in-fact for Banco Macro Bansud S.A. (“Banco Macro”), is addressing the Comisión Nacional de Valores (the “CNV”), in connection with the referred file and in order to report the final results of the public offering of Shares to be Placed Among Investors and of the Preemptive Rights subscription of New Shares by Banco Macro´s shareholders. Terms not defined herein shall have the meaning assigned to them in the Prospectus.

        In that respect, we inform you that as of the expiration on March 31st of the term established for the exercise of Preemptive Rights, Banco Macro´s shareholders have subscribed 29,306,951 New Shares at a Subscription Price of AR$6.26 per share. To date, such shares have been fully subscribed and paid for.

        Additionally, we inform you that the remaining 610,239 New Shares that were not subscribed pursuant to the exercise of Preemptive Rights shall be allocated on a pro-rata basis to the Banco Macro shareholders that have exercised their Accretion Rights.

      Sincerely yours,

    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

Buenos Aires, April 6th, 2006

Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re: File N° 1,107/05 “Banco Macro Bansud
S.A.—Public Offering of Shares
(Subscription)".

Dear Sirs,

        The undersigned, as attorney-in-fact for Banco Macro Bansud S.A. (“Banco Macro”), is addressing the Comisión Nacional de Valores (the “CNV”) in connection with the referred file and in order to comply with the terms and conditions of the prospectus filed with the CNV (the “Prospectus”), to report the final results of the public offering of the Preemptive and Accretion Rights subscription of New Shares by Banco Macro´s shareholders. Terms not defined herein shall have the meaning assigned to them in the Prospectus.

        In that respect, we inform you that as of the expiration on March 31st of the term established for the exercise of Preemptive and Accretion Rights by Banco Macro´s shareholders and the expiration on April 5th, 2006 of the term established to pay for any New Shares subscribed pursuant to Accretion Rights, Banco Macro´s shareholders have subscribed 29,916,745 New Shares at a Subscription Price of AR$6.26 per share. To date, such shares have been fully subscribed and paid.

        Additionally, we inform you that the remaining 445 New Shares, which were not subscribed by minority shareholders of Banco Macro pursuant to the exercise of their Preemptive and Accretion Rights, shall be subscribed by the Selling Shareholders on the terms and conditions set forth in the Stand-by Subscription Agreement, dated March 23rd, in the proportions set forth below opposite each shareholder´s name:

Shareholder	Number of Shares
Jorge Horacio Brito	189
Delfín Jorge Ezequiel Carballo	167
Fernando Andrés Sansuste	76
Juan Pablo Brito Devoto	13
TOTAL	445

        Consequently, the capital stock increase of 75,000,000 decided by the shareholders’ meeting, dated September 26th, 2005, has been totally subscribed and paid for.

      Sincerely yours,

    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 17, 2006

MACRO BANSUD BANK INC. BY: /s/ Luis Cerolini —————————————— Luis Cerolini Attorney-in-fact